Exhibit 99.1

Huize Holding Limited Reports Fourth Quarter and Full Year 2023 Unaudited Financial Results

SHENZHEN, China, March 20, 2024 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Full Year 2023 Financial and Operational Highlights

•

Sustainable business resilience: Gross Written Premiums (“GWP”) facilitated on our platform for the full year of 2023 increased by 18.2% year-over-year to RMB5,800.9 million. Within GWP, First Year Premiums (“FYP”) accounted for RMB2,621.7 million, up 42.0% year-over-year. Renewal premiums increased by 3.9% year-over-year to RMB3,179.2 million. The increases in premiums reflect the success we have had in acquiring high-quality and loyal customers and expanding the wide spectrum of customized long-term insurance products we offer to meet the diverse protection needs of our clients, as well as the contribution of international revenue from our expansion into the Hong Kong market in the second half of 2023.

•

Ongoing cost optimization to improve profitability: Operating expenses for the full year of 2023 decreased by 15.4% year-over-year to RMB395.5 million from RMB467.3 million in 2022. Operating expense-to-revenue ratio improved to 33.1% in 2023, a decrease of 7.3 percentage points year-over-year. We achieved a net profit of RMB70.2 million, and a non-GAAP net profit of RMB72.3 million for the full year of 2023, exceeding our guidance of RMB60 million.

•

Cumulative number of insurance clients served increased to approximately 9.3 million as of December 31, 2023. We cooperated with 123 insurer partners, including 76 life and health insurance companies and 47 property and casualty insurance companies, as of December 31, 2023.

•	As of December 31, 2023, our cash and cash equivalents were RMB249.3 million (US$35.1 million).

Mr. Cunjun Ma, Founder and CEO of Huize, said, “We are very pleased to report our fifth consecutive quarter of profitability, with net profit of RMB18.0 million and non-GAAP net profit of RMB16.4 million in the fourth quarter of 2023. Our net profit and non-GAAP net profit for the full year of 2023 reached RMB70.2 million and RMB72.3 million respectively, exceeding our guidance. These results are a testament to the successes we have had in acquiring high-quality customers, innovating products that meet the evolving demands of customers, optimizing our omnichannel distribution capabilities to integrate online and offline channels, and also our successful expansion into the international market marked by our entry into the Hong Kong market in the second half of 2023.”

“In 2023, we maintained our strategic focus on long-term insurance products with GWP contribution reaching 92.3%. FYP for our long-term life insurance and annuity products surged 55% year-over-year to RMB1,651.9 million, highlighting our ability to capture the increasing market demand for savings products. We also increased the average ticket size of our long-term savings insurance products in the fourth quarter to RMB59,000, up 30% year-over-year, primarily driven by our focus on acquiring high-quality mass affluent customers and upselling existing customers with high LTV potential, as well as the success of our Hong Kong business expansion contributing high-value international product sales. Our high-quality customer base also helped sustain our persistency ratio for long-term life and health insurance products at the industry’s highest levels. As of the end of December 2023, the 13th and 25th-month persistency ratios stood at above 95%.”

“FYP facilitated by our IFA (Independent Financial Advisers) platform business increased by 73.4% year-over-year to RMB354.3 million during 2023. In our direct-to-consumer segment, we strengthened our user engagement to enhance customer retention, improved our upselling capabilities and repeat purchase rates, and further optimized customer acquisition costs. The repeat purchase rate of our long-term insurance product customers was 36.9% in 2023. As we continue to grow our customer base, we remain highly committed to deepening our engagement with existing customers. Throughout the year, we served more than one million families with over 11 million insurance policies and assisted with 92,000 insurance claims, amounting to a total claim settlement of RMB570 million.”

“Looking ahead, Huize is committed to capitalizing on the long-term growth opportunities of the insurance industry in China and Asia. We will enhance our ability to customize differentiated products for a variety of scenarios and strengthen our expertise in integrating online and offline product distribution and services for our ecosystem in our home market. We will continue to invest in our market expansion in Hong Kong and also actively pursue opportunities in the emerging markets of Southeast Asia. Our goal is to identify addressable growth markets with supportive demographics in Southeast Asia and replicate our proven business model, further diversify our revenue streams to more markets, and elevate our brand awareness and recognition on the international stage. We are targeting a double-digit percentage revenue contribution from international markets in 2024. At the same time, we have been investing in our own proprietary AI large language model and will strive to integrate our AI products throughout the entire insurance service chain to empower our business operations and ecosystem partners, which include insurance carriers, independent agents, and distribution channels, from the initial insurance product consultation to user engagement, marketing, risk management, customer service and claims service.”

Fourth Quarter 2023 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB1,245.4 million (US$175.4 million) in the fourth quarter of 2023, a decrease of 14.1% from RMB1,449.1 million in the same period of 2022. Of the GWP facilitated in the fourth quarter of 2023, FYP accounted for RMB418.6 million (or 33.6% of total GWP), an increase of 0.5% year-over-year. Renewal premiums accounted for RMB826.7 million (or 66.4% of total GWP), a decrease of 19.9% year-over-year.

Operating revenue was RMB236.0 million (US$33.2 million) in the fourth quarter of 2023, a decrease of 8.7% from RMB258.4 million in the same period of 2022. The decrease was primarily driven by the decline in GWP facilitated.

Operating costs

Operating costs were RMB136.3 million (US$19.2 million) in the fourth quarter of 2023, a decrease of 16.0% from RMB162.2 million in the same period of 2022. Operating costs decreased at a faster pace than operating revenue, primarily due to a reduction in channel expenses.

Operating expenses

Selling expenses decreased by 0.7% year-over-year to RMB41.5 million (US$5.8 million) in the fourth quarter of 2023, compared with RMB41.8 million in the same period of 2022, which was primarily due to a decrease in salaries and employment benefits, partly offset by an increase in advertising and marketing expenses, as well as rental and utilities expenses.

General and administrative expenses were RMB27.3 million (US$3.8 million) in the fourth quarter of 2023, a decrease of 29.3% from RMB38.6 million in the same period of 2022. This decrease was primarily due to a decline in rental and utilities expenses, share-based compensation expenses and salaries and employment benefits.

Research and development expenses were RMB17.2 million (US$2.4 million) in the fourth quarter of 2023, an increase of 2.0% from RMB16.9 million in the same period of 2022, primarily due to an increase in salaries and employment benefits, partly offset by a decrease in outsourcing labor costs and technology service fee.

Net profit and Non-GAAP net profit for the period

Net profit in the fourth quarter of 2023 was RMB18.0 million (US$2.5 million), up 120.1% from RMB8.2 million in the same period of 2022. Non-GAAP net profit increased by 15.9% to RMB16.4 million (US$2.3 million) in the fourth quarter of 2023, compared with RMB14.1 million in the same period of 2022.

Full Year 2023 Financial Results

GWP and operating revenue

GWP facilitated was RMB5,800.9 million in 2023, an increase of 18.2% from RMB4,907.8 million in 2022. Of the GWP facilitated in 2023, FYP accounted for RMB2,621.7 million (or 45.2% of total GWP), an increase of 42.0% year-over-year. Renewal premiums accounted for RMB3,179.2 million (or 54.8% of total GWP), an increase of 3.9% year-over-year.

Operating revenue was RMB1,195.6 million (US$168.4 million) in 2023, an increase of 3.3% from RMB1,157.9 million in 2022. The increase in operating revenue was primarily driven by the increase in the FYP facilitated.

Operating costs

Operating costs were RMB749.0 million (US$105.5 million) in 2023, an increase of 2.0% from RMB734.3 million in 2022. Operating costs increased at a slower pace than operating revenue, reflecting our tight control on channel expenses and increasing upselling activities.

Operating expenses

Selling expenses were RMB204.3 million (US$28.8 million) in 2023, a decrease of 11.8% from RMB231.7 million in 2022, which was primarily due to a decrease in salaries and employment benefits.

General and administrative expenses were RMB119.4 million (US$16.8 million) in 2023, a decrease of 22.8% from RMB154.7 million in 2022. This decrease was primarily due to a reduction in rental and utilities expenses, share-based compensation expenses, salaries and employment benefits and directors and officers’ liability insurance premiums.

Research and development expenses were RMB71.8 million (US$10.1 million) in 2023, a decrease of 11.2% from RMB80.9 million in 2022, primarily due to a decrease in technology service fee and outsourcing labor costs.

Net profit and Non-GAAP net profit for the year

Net profit in 2023 was RMB70.2 million (US$9.9 million), compared to a net loss of RMB31.2 million in 2022. Non-GAAP net profit in 2023 was RMB72.3 million (US$10.2 million), compared to a non-GAAP net loss of RMB20.8 million in 2022.

Cash and cash equivalents

As of December 31, 2023, the combined balance of the Company’s cash and cash equivalents amounted to RMB249.3 million (US$35.1 million), compared to RMB277.2 million as of December 31, 2022.

Share Repurchase Program

As of December 31, 2023, the Company had purchased an aggregate of 1,516,667 ADSs for a total amount of approximately US$1.9 million, under its share repurchase program, pursuant to which the Company has been authorized to repurchase up to US$5 million ADSs by March 17, 2024, as previously announced on March 17, 2023. On March 20, 2024, the Company announced a new share repurchase program under which it is authorized to repurchase up to US$5 million ADSs over the next 12 months.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. Eastern Time on Wednesday, March 20, 2024 (8:00 P.M. Beijing/Hong Kong Time on Wednesday, March 20, 2024). Details for the conference call are as follows:

Event Title: Huize Holding Limited’s Fourth Quarter and Full Year 2023 Earnings Conference Call Registration Link: https://register.vevent.com/register/BI9f2357ef4abf4db29f2305d91b911828

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in China. Targeting mass affluent consumers, Huize is dedicated to serving consumers for their life-long insurance needs. Its online-to-offline integrated insurance ecosystem covers the entire insurance life cycle and offers consumers a wide spectrum of insurance products, one-stop services, and a streamlined transaction experience across all scenarios. By leveraging AI, data analytics, and digital capabilities, Huize empowers the insurance service chain with proprietary technology-enabled solutions for insurance consultation, user engagement, marketing, risk management, and claims service.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen Advisory

In China

Ms. Crystal Lai

Phone: +852 2117 0861

Email: crystal.lai@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of December 31
	2022	2023
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	277,168	249,258	35,107
Restricted cash	98,917	42,307	5,959
Short-term investments	—	8,879	1,251
Contract assets, net of allowance for doubtful accounts	49,888	41,481	5,842
Accounts receivables, net of allowance for impairment	250,667	178,294	25,112
Insurance premium receivables	1,792	927	130
Amounts due from related parties	489	383	54
Deferred costs	—	6,147	866
Prepaid expense and other receivables	71,818	79,027	11,131

Total current assets	750,739	606,703	85,452

Non-current assets
Restricted cash	—	29,687	4,181
Contract assets, net of allowance for doubtful accounts	6,634	12,495	1,760
Property, plant and equipment, net	38,518	54,107	7,621
Intangible assets, net	53,498	50,743	7,147
Long-term investments	77,305	76,688	10,801
Operating lease right-of-use assets	162,180	115,946	16,331
Goodwill	461	461	65
Other assets	279	419	59

Total non-current assets	338,875	340,546	47,965

Total assets	1,089,614	947,249	133,417

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings	150,000	30,000	4,225
Accounts payable	262,266	211,905	29,846
Insurance premium payables	27,567	37,514	5,284
Contract liabilities	4,034	2,728	384
Other payables and accrued expenses	58,251	35,093	4,943
Payroll and welfare payable	43,938	56,207	7,917
Income taxes payable	2,440	2,440	344
Operating lease liabilities	10,075	16,949	2,387
Amount due to related parties	495	2,451	345

Total current liabilities	559,066	395,287	55,675

Non-current liabilities
Deferred tax liabilities	12,491	12,048	1,697
Operating lease liabilities	176,032	129,299	18,211
Payroll and welfare payable	—	200	28

Total non-current liabilities	188,523	141,547	19,936

Total liabilities	747,589	536,834	75,611

Commitments and contingencies
Shareholders’ equity
Class A common shares	62	62	9
Class B common shares	10	10	1
Treasury stock	(15,306)	(28,580)	(4,025)
Additional paid-in capital	904,935	905,958	127,602
Accumulated other comprehensive loss	(17,695)	(14,060)	(1,980)
Accumulated deficits	(531,127)	(458,237)	(64,541)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	340,879	405,153	57,066
Non-controlling interests	1,146	5,262	740

Total shareholders’ equity	342,025	410,415	57,806

Total liabilities and shareholders’ equity	1,089,614	947,249	133,417

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive Income/(Loss)

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	246,496	221,504	31,198	1,108,652	1,144,533	161,204
Other income	11,915	14,503	2,043	49,256	51,019	7,186

Total operating revenue	258,411	236,007	33,241	1,157,908	1,195,552	168,390

Operating costs and expenses
Cost of revenue	(158,355)	(132,006)	(18,593)	(706,009)	(729,068)	(102,686)
Other cost	(3,855)	(4,275)	(602)	(28,282)	(19,938)	(2,808)

Total operating costs	(162,210)	(136,281)	(19,195)	(734,291)	(749,006)	(105,494)

Selling expenses	(41,814)	(41,510)	(5,847)	(231,664)	(204,261)	(28,770)
General and administrative expenses	(38,611)	(27,301)	(3,845)	(154,715)	(119,404)	(16,818)
Research and development expenses	(16,891)	(17,222)	(2,426)	(80,911)	(71,842)	(10,119)

Total operating costs and expenses	(259,526)	(222,314)	(31,313)	(1,201,581)	(1,144,513)	(161,201)

Operating income/(loss)	(1,115)	13,693	1,928	(43,673)	51,039	7,189

Other income/(expenses)
Interest expenses	(593)	492	69	(5,062)	2,789	393
Unrealized exchange income/(loss)	16	(127)	(18)	(79)	(436)	(61)
Investment income/(loss)	1	(728)	(103)	(2,216)	(1,656)	(233)
Others, net	8,419	4,090	576	19,490	18,401	2,592

Profit/(loss) before income tax, and share of income/(loss) of equity method investee	6,728	17,420	2,452	(31,540)	70,137	9,880

Share of income/(loss) of equity method investee	833	52	7	(2,200)	417	59

Net profit/(loss)	7,561	17,472	2,459	(33,740)	70,554	9,939

Net profit/(loss) attributable to non-controlling interests	(611)	(515)	(73)	(2,553)	366	52

Net profit/(loss) attributable to common shareholders	8,172	17,987	2,532	(31,187)	70,188	9,887

Net profit/(loss)	7,561	17,472	2,459	(33,740)	70,554	9,939
Foreign currency translation adjustment, net of tax	(3,551)	(4,854)	(684)	9,600	3,635	512

Comprehensive income/(loss)	4,010	12,618	1,775	(24,140)	74,189	10,451

Comprehensive income/(loss) attributable to non-controlling interests	(611)	(515)	(73)	(2,553)	366	52

Comprehensive income/(loss) attributable to common shareholders	4,621	13,133	1,848	(21,587)	73,823	10,399

Weighted average number of common shares used in computing net profit per share
Basic and diluted	1,020,675,722	991,808,483	991,808,483	1,021,958,881	1,000,940,698	1,000,940,698
Net profit/(loss) per share attributable to common shareholders
Basic and diluted	0.01	0.02	0.00	(0.03)	0.07	0.01

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Net profit/(loss) attributable to common shareholders	8,172	17,987	2,532	(31,187)	70,188	9,887
Share-based compensation expenses	5,964	(1,600)	(225)	10,411	2,109	297

Non-GAAP net profit/(loss) attributable to common shareholders	14,136	16,387	2,307	(20,776)	72,297	10,184